



Tanzie's LLC
Small Business Bond™

Bond Terms:

Bond Yield: 11.50%

Target Raise Amount: $124,000

Offering End Date: December 4, 2025

Repayment Period: 3 years (36 months)

Minimum Raise Amount: $10,000

Company Details:

Name: Tanzie's LLC

Founded: November 27, 2023

Address: 1453 Dwight Way
        Berkeley, CA 94702

Industry: Full-Service Restaurants

Employees: 13

Website: https://www.tanziescafe.com/

Use of Funds Allocation:

If the maximum raise is met:

$116,560 (94.00%) – of the proceeds will go towards working capital- expansion and outdoor space buildout, create subscription options, and launch of self-branded coffees & teas
$7,400 (6.00%) – of the proceeds will go towards SMBX's capital raise fee

Social:

Instagram: 2,952 Followers





Business Metrics:

	FY24	YTD 10/28/2025
Total Assets	$88,854	$122,234
Cash & Cash Equivalents	$15,659	$19,731
Accounts Receivable	$0	$0
Short-term Debt	$58,576	$62,830
Long-term Debt	$41,931	$143,845
Revenue	$671,826	$891,542
Cost of Goods Sold	$131,011	$181,597
Taxes	$0	$0
Net Income	-$102,533	-$59,140

Recognition:

Tanzie's LLC (DBA Tanzie's) was born from a desire to showcase Northern Thai cuisine and share a mother's love. They aim to transport guests to Chiang Mai, offering a warm and inviting space to savor bold, expertly balanced, and fresh flavors. Each dish is a distinct character, and when shared, these characters come together to create a joyous and memorable dining experience.

About:

Tanzie's LLC (DBA Tanzie's) thrives on delivering authentic, bold flavors & fostering meaningful connections through their favorite Thai dishes. Their dedication to from-scratch cooking ensures every dish is crafted with care, bringing a distinctive touch to their Chiang Mai menu.

For more information, contact our Customer Support Team at support@thesmbx.com

